8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District, Beijing, People’s Republic of China 100089
Tel.: (86) 10-884-525

December 4, 2007

By EDGAR Transmission and by Hand Delivery

Robert Burnett
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	China Longyi Group International Holdings Limited Amendment No. 1 to Form 8-K filed November 14, 2007 File No. 0-30183

Dear Mr. Burnett:

On behalf of China Longyi Group International Holdings Limited (the “Company”), we hereby submit this Amendment No. 1 (the “Amendment”) to our Current Report on Form 8-K (the “Form 8-K”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 16, 2007, with respect to the Form 8-K.

We understand and agree that:

-	The Company is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Company’s comments or changes to disclosures in response to the Commission’s comments do not foreclose the Commission from taking any action on the filings.

-	The Company may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Robert Burnett

December 4, 2007

1.
On November 14, 2007 you filed a Form 8-K under Item 4.01. It does not appear that this Form 8-K relates to a change in accountants and should not have been filed under Item 4.01. Please amend your filing by changing the Item Tag to the filing or, alternatively revise to include the disclosures appropriate for a change in accountants.

RESPONSE:

We have filed an amendment to the Form 8-K filed on November 14, 2007, which removes the Item 4.01 tag and all reference to Item 4.01.

Robert Burnett

December 4, 2007

If you would like to discuss the Form 8-K or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, CHINA LONGYI GROUP INTERNATIONAL HOLDINGS LIMITED. By: /s/ Jie Chen Jie Chen Chief Executive Officer